                U.S. Securities and Exchange Commission

                        Washington, D.C. 20549


                              FORM 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         GALAXY ENTERPRISES, INC.
              (Name of Small Business Issuer in its charter)

Nevada                                              88-0315212
(State of other jurisdiction of        (I.R.S. Employer Identification No.)
incorporation or organization)


     890 North Industrial Park Drive, Orem, Utah            84057
       (Address of principal executive offices)          (Zip Code)

     Issuer's telephone number:  (801) 227-0004

     Securities to be registered under Section 12(b) of the Act:
               Title of each class             Name of each exchange on which
                 to be registered              each class is to be registered
                         None                               None

     Securities to be registered under Section 12(g) of the Act:

                               Common Stock
                             (Title of class)

                   INFORMATION REQUIRED IN REGISTRATION
                                 STATEMENT

                                  PART I

Item 1.  Description of Business.

     (a) Business Development

          (1)  Form and year of organization

     Galaxy Enterprises, Inc. ("Issuer", "Company" or "Galaxy") was incorporated as a Nevada corporation on March 3, 1994 as Cipher Voice, Inc.
On December 4, 1996 the Issuer (then known as Cipher Voice, Inc.) acquired all of the outstanding common stock of Galaxy Mall, Inc. ("GMI") in exchange for 3,600,000 shares of the Issuer's common stock. GMI, a Wyoming corporation incorporated June 7, 1996, thus became a wholly-owned subsidiary of the Issuer. On December 16, 1996 Cipher Voice, Inc. changed its name to Galaxy Enterprises, Inc.

          (2)  Bankruptcy, receivership or similar proceedings.

     Galaxy has not been the subject of any bankruptcy, receivership or similar proceeding.

          (3) Material reclassifications, mergers, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

     Effective October 1, 1997 the Issuer, through its wholly-owned subsidiary GMI, acquired Profit Education Systems, ("PES"), a Wyoming corporation organized April 26, 1993. The Issuer previously had used the services of PES as a marketer of the Issuer's services and as a provider and conductor of the Issuer's Internet education seminars. As part of the PES acquisition, the Issuer acquired PES's marketing strategies and products, employees and assets.

     Also effective October 1, 1997 the Issuer, again through GMI, acquired CO-OP Business Services, Inc., ("CO-OP"), a Utah corporation organized August 31, 1989. CO-OP previously had provided GMI with customer support, electronic storefront programming, and merchant and client interface programs for GMI's storefronts on the Galaxy Mall. As part of the transaction, the Issuer agreed to assume approximately $85,000 of CO-OP payables and liabilities, and assumed future payment of certain existing equipment and other leases. CO-OP agreed to transfer to GMI its assets including computers, office equipment and inventory.

     (b) Business of Issuer

          (1)  Principal products or services and their markets

     The Issuer was originally organized to engage in the research and development, production and marketing of equipment related to computer hardware security, known as a digital voice encryption-decryption electronic device. The business was not successful, the Issuer having expended its available capital without completing research and development necessary to produce the computer hardware desired.

     Since the acquisition of Galaxy Mall, Inc., the Issuer has been engaged in the business of leasing to its customers electronic home pages, or "storefronts", on its Galaxy Mall, an Internet shopping mall, and hosts those storefront sites on its Internet server. The customer thus acquires a presence on the Internet to advertise its products or services. Storefronts designed by or for the customers are then programmed by the Issuer for display
on the Mall.   The Galaxy Mall is located at http://www.galaxymall.com.

     The Issuer contracts with consultants and independent contractors, or creates and produces in-house, various products which it markets. Such products include the following:
          Commercial Web Sites/Web Hosting: The Company programs commercial web sites with the most current and up to date types of Internet programming, such as HTML, JavaScript, and Perl. Each site programmed for its customer/merchants has available on-line ordering capabilities. All orders processed on-line are supported by encrypted security, which provides merchants and their customers confidence in the safety of ordering products and services on-line. Galaxy either hosts the sites on its own infrastructure (servers), or provides virtual hosting, which give the customer/merchant's site the appearance of having its own web pages hosted by such customer/merchant.
          Auto-responders: Galaxy sets up e-mail addresses for its merchants that send back to the individual requesting information an instant reply, then forwards the original message to the owner of the auto-responder. Similar to fax-on-demand, auto-responders are a powerful marketing tool for merchants offering products or services. A merchant can write advertising copy for its product and when someone inquires to the merchant's e-mail address, the ad copy immediately is sent to the potential customer.
          Tracking Software: The Company provides software for a merchant's web site which tracks the volume of traffic to that web site. It also provides the merchant with information concerning the derivation of its potential customer and such person's referring universal resource locator. This enables the merchant to track its marketing efforts to determine if its potential customer found the merchant through the merchant's Internet advertisements or its listings in search directories.
          Internet Classified Advertisements: Galaxy sells 200 word classified ads on its classified ad network. Each classified ad runs on the network for 90 days. This network is comprised of thousands of listings.
          Merchant Accounts: Galaxy sells merchant accounts combined with software which allows the customer to have real time on-line processing for credit cards and checks.
          Banner Course/Banner License: The Banner Course consists of over 200 pages and 10 audio cassettes of instruction. Banners are the equivalent of billboards. They are graphical images placed throughout the Internet advertising specific web pages. Internet users simply click on the image and they are taken immediately to the site the image is advertising. The purpose of this course is to help merchants better understand how banner advertising works on the Internet. It helps them benefit their own Internet business by learning how to properly use banner advertising to promote their Internet site. The banner license, which is sold in conjunction with the course, allows the customer to put banners on multiple sites within the Galaxy Mall, as well as benefit from ongoing discounts for future impression and banner purchases.
          Banner/Impressions: Galaxy designs and programs banners for its customers. These banners are then advertised on Galaxy's network of over 20,000 Internet sites. The number of banner impressions is determined by the number of times the banner advertisement is uploaded, or displayed, on one of Galaxy's Internet sites. Galaxy's customer purchases a number of impressions based upon its specific marketing and advertising needs.
          Executive Mentor Program: Galaxy's mentoring program is a one-year program in which a select number of Galaxy's customers become involved. This program provides a personal coach to the customer who works with the customer one-on-one to help the customer build its business on the Internet.

          (2)  Distribution methods of the products or services

     The Issuer attracts its customers through Internet marketing workshops presented periodically. The Issuer rents on a daily basis hotel conference rooms from time to time in various cities throughout the United States and Canada in which it hosts its preview sessions and Internet training workshops. The Issuer uses an informational seminar representing a 90-minute preview of the Galaxy Mall and the Internet. Preview attendees are then invited to attend a one day workshop at which the Issuer provides an intensive training course on Internet and e-mail use, news groups, auto-responders, classified ads, and search engines used to market their products and services on the Galaxy Mall. Interested attendees are then offered the opportunity to acquire a "storefront" presence on the Galaxy Mall to market their products and services. As a customer of the Issuer, the customer acquires a website hosted by Galaxy Mall created and maintained by the Issuer for which it charges the customer a fee.

     The Issuer advertises its preview sessions and workshops in direct mail solicitations targeted to certain potential customers meeting certain demographic criteria established by the Issuer, which solicitations are mailed to persons and small businesses located in cities scheduled to be visited by the Issuer's workshop personnel. Mailing lists approximating the demographics
established by the Issuer are obtained from list brokers.   Announcements of
upcoming preview sessions and workshops also appear in newspaper advertisements in scheduled cities.

     The Issuer uses a telemarketing company to advertise and/or market Galaxy products and services, including advertising preview sessions and workshops at selected locations.

          (3)  Status of any publicly announced new product or service

     On May 27, 1998 Galaxy announced the introduction of a new product known as BannerSource. BannerSource is a means by which merchants with storefronts on the Internet can increase traffic to their sites by using banner advertising on the World Wide Web. The Galaxy BannerSource network currently markets in excess of one million banner impressions daily to businesses doing commerce on the Internet. (www.bannersource.com).

          (4) Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition

     Galaxy enjoys a strong competitive position in the industry, and is considered to be among the fastest growing and one of the largest Internet Malls on the Internet. Galaxy's principals were instrumental in creating in 1995 what is now known as the Internet marketing workshop industry.
Galaxy's significant increase in sales during the past year is a result of proven methods of competition with strong focus on established marketing strategies and techniques, together with sound educationally-based principles applied in its` workshops.

     Anticipated and expected technological advances associated with the Internet itself, and new software products, are welcome advancements expected to attract more interest in the Internet and broaden its potential as a viable marketplace and industry. Galaxy anticipates it can continue building on its three-year head start in its segments of the industry by relying on its solid infrastructure, systems and procedures, and by adding additional products and services in future.

          (5) Sources and availability of raw materials and the names of principal suppliers

     Galaxy does not rely on any raw materials for its business operation.

          (6)  Dependence on one or a few major customers

     The Issuer does not rely nor is it dependent on one or a few major customers.

          (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration

     Galaxy claims no patents, trademarks, licenses, franchises, concessions or royalty agreements. It has no labor contracts.

          (8) Need for any government approval of principal products or services

     The Issuer does not require any government approval for its business operation.

          (9) Effect of existing or probable governmental regulations on the business

     The Issuer is unaware of any existing or probable governmental regulations of its business as presently conducted. Currently sales on the Internet are not taxed. Whether or when governmental agencies impose sales taxes on Internet sales, it is expected they will be passed on to the consumer as in traditional marketing and sales.

          (10) Estimate of amount spent during each of the last two fiscal years on research and development activities, and the cost thereof borne directly by customers

     During the last two fiscal years Galaxy has engaged in extensive research and development activities, developing the various products and services described above. Galaxy also has developed the following:
          (a) An on-line order processing system allowing its customers to have real time verification and processing of all their orders.
          (b) A "shopping cart" system allowing unlimited products to be added to an on-line order. It calculates the product price totals and adds shipping, handing and other applicable charges.
          (c) Specialized "bridges" allowing faster access to on-line processing of credit cards by credit card processors.
          (d) A "window shopping" feature allowing users to surf through random storefronts with greater ease.
          (e) Automated auto-responder software allowing a Galaxy customer to log in to make changes to the customer's auto-responder, rather than relying on Galaxy's programers to make such changes manually.
          (f)  A database driven merchant registration service allowing
Galaxy to monitor and keep secure its "Merchants Only" section of the Galaxy
Mall.
          (g) Integrated directory database and billing database, providing Galaxy with faster and easier billing of its customers.
          (h) New banner exchange software and search engine software allowing Galaxy to sell advertising space based upon the impressions each site generates. The banner exchange is located at bannersource.com and the search engine is located at matchsite.com.

     The Issuer estimates that it spent approximately $50,000 during 1996 and $150,000 during 1997 on such research and development activities. In addition, the Issuer spent during such time in excess of $100,000 in marketing research, development and market testing to introduce its products and services to the Canadian market.

          (11) Costs and effects of compliance with environmental laws (federal, state and local)

     Galaxy's business operations are not regulated by environmental laws and regulations.

          (12)  Number of total employees and number of full time employees

     Galaxy has 74 employees, 51 of whom work full time.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

     Management's Discussion and Analysis of Financial Condition and Results of Operation

          (1)  Full fiscal years.

     Galaxy sales for the calendar year ending December 31, 1997 were $2,495,096 as compared to $16,376 for the twelve months ending December 31, 1996. This increase was primarily due to the fact that the Company acquired GMI on December 4, 1996. Prior to the purchase of GMI the Issuer had no revenues in 1996.

     Net Income for the Calendar year ending December 3l, 1997 was $87,328 as compared to $4,652 for the twelve-month period ending December 31, 1996. The reason for the increase was also related to the purchase of GMI.

     Cost of sales during 1997 was $1,056,579 which is equal to 42.3% of revenues. Cost of sales is made up of the cost of tangible products sold plus the cost to conduct Internet training workshops. During 1996 there were no workshops held from December 4 (the date of acquisition of GMI) through the end of the year,

     Selling, General and Administrative Expenses plus depreciation were equal to $1,312,706 in 1997 compared to $10,615 in 1996. These expenses as a percentage of sales decreased in 1997 to 52.6% from 64.8% in 1996. The improvement was due to increased revenues giving the Issuer the benefit of economies of scale.

     During 1997 amortization of Goodwill was $36,826. Total Goodwill at the end of 1997 was $852,553 (net of the amortization above). The Goodwill arose through the purchase by GMI of Profit Education Systems, Inc. ("PES") and CO-OP Business Services, Inc. ("CO-OP"). Prior to the purchase PES had provided marketing assistance to GMI and CO-OP had provided customer service to GMI. The combination of the three companies will reduce costs and provide the Company with greater control over its business activities.

     An expense item in the income statement called "Merger Expenses" was a one time, nonrecurring charge relative to an investment in Books Now, Inc. The Company entered into an agreement to purchase Books Now, Inc. in a stock for stock exchange and to provide working capital for the implementation of its business plan. Pursuant to the purchase agreement, $108,000 was advanced by the Issuer to Books Now, Inc.

     By December, 1997 it became clear that it was not in the best interest of the Company to continue this arrangement. A settlement was negotiated and the companies signed a mutual release of claims against each other.

     Accrued Income taxes for 1997 were $27,636 compared to $1,109 in 1996.

     Electronic commerce transacted over the Internet is growing rapidly and such growth is expected to continue in the foreseeable future. The Company through its Internet shopping mall, Galaxy Mall, and its related activity of training individuals and companies to engage in commerce over the Internet will provide an opportunity for substantial growth.

     Cash on hand at December 31, 1997 was $113,144 compared to $10,168 at the end of 1996. Total current assets were $202,042 and $97,955 respectively. The increase resulted from profitable operations during 1997 which generated a positive cash flow.

     Equipment increased during 1997 from zero to $121,702, net of depreciation of $6,592. This was the result of the purchases of PES and CO-OP and the need for additional computer and other equipment to conduct the Company' s business. Additional capital equipment purchases will be necessary as the company grows. The Company also leases equipment. Leasing allows the Company the use of equipment without the need to disburse cash at the time of acquisition. As of December 31, 1997 future aggregate minimum obligations under leases for the year 1998 were $228,885. This includes both the corporate offices and equipment leases.

     Accounts payable at December 31, 1997 were $738,004 and total current liabilities were $1,052,555 compared to total current liabilities at December 31, 1996 of $90,115. The increase is the result of the purchase of PES and CO-OP and unprofitable operations during the first three quarters of 1997. Since September, 1997 the Company has been profitable, and the ratio between current assets and current liabilities has improved.

     Total Stockholders' Equity increased to $207,160 during 1997 compared to $119,718 at December 31, 1996, an increase of $87,442. All of this amount except $115 was the result of profitable operations during 1997.

     The Issuer's current ratio, current assets compared to current liabilities, is a negative 5.2 to 1. This out-of-balance situation is being corrected by profitable operations. (See discussion of the first six months of 1998, below). The Issuer has worked out extended payment plans with hotels and other vendors and is meeting its commitments to them under such plans. On July 30, 1998 the Company was able to arrange a bank line of credit for $100,000 with Far West Bank of Provo, Utah. This line is intended to assist the Company through seasonal slow periods. From July 15 through Labor Day and again from Thanksgiving Day until January 15 of the following year, the Issuer's business is slower than at other times during the year. This is the result of fewer attendees at the Company's Internet training seminars during these traditional vacation and holiday periods.

     Current cash flow from operations will allow the Issuer to meet its obligations, but will not be sufficient to sustain the desired rate of growth. Thus it will be necessary for the Issuer to obtain long-term financing from commercial banks or seek equity funding, or both, to meets its intended growth goals. The Company will continue its efforts to improve its financial condition in order to qualify for long-term bank loans

          (2)  Interim Periods.

     Company sales for the six-month period ending June 30, 1998 were $6,168,018 as compared to $179,650 for the six months ending June 30, 1997. This change was primarily due to increasing interest in the Company's
Internet products, accelerated marketing activity, and the fact that the Company acquired the assets and business interests of PES and CO-OP on October 1, 1997. The acquisition was accounted for as a purchase and therefor the revenues from these two companies are included in the 1998 six month period, but not reported in the 1997 six month period.

     Net Income for the six month period ending June 30, 1998 was $381,382 as compared to $10,720 for the six month period ending June 30, 1997. The reason for the increase was also related to the purchase of PES and CO-OP.

     Cost of Goods sold during the first six months of 1998 was $2,720,205, which is equal to 44.1% of revenues. During the first six months of 1997 the Cost of Sales was $82,350, representing 45.8% of revenues. Cost of goods sold is made up of the cost of tangible products sold plus the cost to conduct the Issuer's Internet training workshops.

     Selling and General and Administrative expenses plus depreciation were equal to $2,824,222 in 1998 compared to $83,293 in 1997. These expenses as a percentage of sales decreased in 1998 to 45.8% from 46.4% in 1997.

     During 1998 amortization of Goodwill was $34,915. Total Goodwill at June 30, 1998 was $828,826 (net of amortization). The Goodwill is the result of the purchase of PES and CO-OP. Prior to the purchase PES had provided marketing assistance to GMI, and CO-OP had provided customer service to GMI. The combination of these three companies will reduce costs and provide the Company with greater control over it business activities.

     Accrued Income taxes for 1998.were $268,802 compared to $3,287 in 1997.

     Electronic commerce transacted over the Internet is growing, and such growth is expected to continue indefinitely. The Company, through its Internet shopping mall, Galaxy Mall, its related activity of training individuals and companies to engage in commerce over the Internet, and its other business activities, should have a substantial opportunity for solid growth.

     Cash on hand at June 30, 1998 was $116,106 compared to $38,523 at June 30, 1997. Total current assets were $517,417 and $144,038, respectively. The increase resulted from profitable operations during 1998 which generated a positive cash flow.

     Accounts payable at June 30, 1998 were $608,554, and total current liabilities were $958,905 compared to total current liabilities at June 30, 1997 of $125,138. The increase is the result of the PES and CO-OP acquisitions and unprofitable operations during the first three quarters of 1997. Since September, 1997 the Company has been profitable, and the ratio between current assets and current liabilities has improved.

     Total Stockholders' Equity increased to $588,542 during 1998 compared to $130,438 at June 30, 1997, an increase of $458,104. This was the result of profitable operations during the current year.

     The Company' s current ratio, current assets compared to current liabilities, is a negative 1.9 to 1 as of June 30, 1998, which is an improvement from a negative 5.2 to 1 at December 31, 1997. This out-of-balance situation is being corrected by profitable operations. The Company has arranged extended payment plans with hotels and other vendors and is current thereon.

               (3)  Year 2000 Compliance.

     The Issuer has undertaken steps to identify areas of concern and potential remedies, prioritize needs, estimate costs and begin work to repair or replace data processing software and hardware affected by the Year 2000 related problems. Since most of its equipment was purchased in 1995 or later, it is prepared to deal with dates starting in the year 2000. The costs associated with addressing year 2000 is not expected to be material. The costs of repairing systems or hardware will be expensed as incurred, while the cost of replacing systems will be capitalized and depreciated over a three- to five-year period.

Item 3.  Description of Property.

          (a)  Principal property

     The Issuer's principal office is located at 890 North Industrial Park Drive, Orem, Utah 84057. The property is an unfurnished two-story office building having approximately 8,000 square feet, and includes landscaping and a paved parking area adequate for employee and customer vehicle parking. The property is leased from an unaffiliated third party for a period of three years for an annual rental of $72,000, payable monthly in the amount of
$6,000.   The Issuer maintains tenant fire and casualty insurance on its property located in such building in an amount deemed adequate by the Issuer.

     Galaxy rents on a daily basis hotel conference rooms and facilities from time to time in various cities throughout the United States and Canada at which it hosts its preview session and Internet training workshops.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

          (a)  Security ownership of certain beneficial owners
------------------------------------------------------------------------------
       (1)               (2)                (3)               (4)
   Title of Class  Name and Address of  Amount and Nature of  Percent of Class
                     Beneficial Owner   Beneficial Owner (1)

Common Stock    Sue Ann Cochran        640,000 shares owned         12.1
                102 South Aspen Drive  of record and beneficially
                Mapleton, Utah 84057

Common Stock    C. Parker Garlitz      273,126 shares owned          5.1
                558 North 300 East     of record and beneficially
                Mapleton, Utah 84664

          (b)  Security ownership of management
------------------------------------------------------------------------------
       (1)               (2)             (3)             (4)
   Title of Class  Name and Address of  Amount and Nature of  Percent of Class
                     Beneficial Owner   Beneficial Owner (1)

Common stock    John J. Poelman         980,213 shares owned         18.6
                4009 N. Quail Run Drive of record(2)
                Provo, Utah 84604

Common stock    Brandon B. Lewis        11,000 shares owned
                2952 W. 1060 North      of record                      .20
                Provo, Utah 84601

                Frank C. Heyman               -0-                     -0-
                8468 Jardim Way
                Sandy, Utah 84093

                Darral G. Clarke              -0-(3)                  -0-
                4102 N. Quail Run Drive
                Provo, Utah 84604

                Billie Ray Anderson           -0-(3)                  -0-
                300 Plaza Alicante #800
                Garden Grove, California 92804

                All officers and directors as 991,213                18.8
                a group(4)

---------------------------------------------------------------
(1)  Includes both voting and dispositive control.
(2)  Two of Mr. Poelman's adult children reside with Mr. Poelman.
     Collectively, such children own 202,300 shares of Galaxy stock, as to which Mr. Poelman disclaims any beneficial interest.
(3) Messrs. Clarke and Anderson each have a right to exercise 10,000 stock options at any time prior to August 10, 2008 at an exercise price of $1.375 per share.
(4)  Five persons.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

          (a)  Directors and Executive Officers

     John J. Poelman, age 55. Mr. Poelman is the President, Chief Executive Officer and a Director of Galaxy. He has served as a Director of the Issuer since December, 1996. His present term as a Director will expire at Galaxy's annual meeting of shareholders to be held in 1999. His past business experience includes seventeen years with AM International, Inc. where he served as director of manpower development and training, Chief Operating Officer for Newcastle Financial Corporation, a regional company specializing in estate and financial planning for the very wealthy.

     Brandon B. Lewis, age 27. Mr. Lewis the Executive Vice President, Chief Operating Officer and a Director of the Issuer, having served as a Director since September, 1997. His term as a Director will expire at Galaxy's annual
meeting of shareholders to be held in 1999.   He is a graduate of Brigham
Young University with a B.S. degree in English. His past business experience includes employment from May 1992 to August, 1994 as Collection Manager for Co-Op Communications, Inc., a company specializing in "dial-one long distance". From August, 1994 to September, 1997 he was employed as Vice President of Marketing and Director of Sales for Profit Education Systems, Inc. From October, 1997 to the present he has been employed by the Issuer in the above described positions. His term as a Director will expire at the annual meeting of shareholders to be held in 1999.

     Frank C. Heyman, age 61. Mr. Heyman is a Vice President, the Secretary, Treasurer and Chief Financial Officer and a Director of Galaxy. He is a graduate of the University of Utah with a B.S. degree in accounting. Prior to 1992 Mr. Heyman served for twelve years as Chief Financial Officer for Scan-Tron Corporation, a manufacturer of optical mark reading equipment used in test scoring by the educational community, followed by employment for five years as Vice President and Chief Financial Officer of GC Industries, Inc., a manufacturer of calibration systems for toxic gas monitors. From June, 1992 to May, 1996 he served as Financial Vice President and Chief Financial Officer and a Director of NYB Corporation, a manufacturer of women's sports clothing. From June, 1996 to April, 1997 he was employed as Controller of Provider Solutions, Inc., a business consulting firm. Since July, 1997 he has been employed by Galaxy. Mr. Heyman became a member of Issuer's Board of Directors on July 15, 1997. His term as a Director will expire at the annual meeting of shareholders to be held in 1999.

     Darral G. Clarke, age 58. Mr. Clarke, a Director of the company, obtained his A.B. from the University of Utah, M.S. from Ohio State University and a Ph.D. from Purdue University. During the periods 1972 to 1976 and from 1981 to 1986, Mr. Clarke was a faculty professor at Harvard University's School of Business, and has served as a visiting professor at the University
of Chicago.   From 1986 to the present, he has been the G. Dennis O'Brien
Professor of Management at Brigham Young University, and served as the Director of its MBA program during 1990-1992. His term as a Director will expire at the annual meeting of shareholders to be held in 1999.

     R. Ray Anderson, age 60. Mr. Anderson is a Director of the Company. He obtained his B.S. degree from Brigham Young University and his J.D. from George Washington University School of Law. From 1988 to 1992 he was the president of Fenton Enterprises, a confections manufacturer. From March, 1992 to the present, he has served as general counsel to Western Dental Services, Inc., a dental health maintenance organization. His term as a Director will expire at the annual meeting of shareholders to be held in 1999.

Item 6.  Executive Compensation.

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:


                    SUMMARY COMPENSATION TABLE


                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
                                 Other  Rest- Under- LTIP  Other
Name and                         Annual rictedlying  Pay- Comp-
Principal           Salary Bonus Compen-Stock Optionsouts ensat'n
Postition  Year       ($)   ($) sation$ Award /SAR#  ($)   ($)
-----------------------------------------------------------------
John Jay
Poelman, 1998 six mos 37,500 0     0     0   200,000  0   0
Chairman,1997          0     0     0     0      0     0   0
President1997 six mos  0     0     0     0      0     0   0
CEO      1996          0     0     0     0      0     0   0

  (PES)               77,913 0     0     0      0     0   0
  (CO-OP)              8,750 0     0     0      0     0   0
  (GMI)                0     0     0     0      0     0   0

       Compensation of Directors

     On March 23, 1998 the Company issued pursuant to a qualified employee stock option plan stock options to certain Directors. Mr. Poelman was issued 200,000 stock options, and Mr. Lewis and Mr. Heyman each were issued 150,000 stock options. (See under the caption "Recent Sales of Unregistered Securities", Part II, Item 4 of this Registration Statement).

     On August 10, 1998 the Issuer granted to Messrs. Clarke and Anderson 10,000 stock options each. (See under the caption "Recent Sales of Unregistered Securities", Part II, Item 4 of this Registration Statement).

Item 7.  Certain Relationships and Related Transactions.

     (a)  Transactions during the last two years involving:

               (1)  Any Director or Executive Officer of Galaxy:

     On December 4, 1996 the Issuer issued 3,600,000 shares of its common stock for all the issued and outstanding shares of Galaxy Mall, Inc., a Wyoming corporation. Galaxy Mall, Inc. ("GMI") thus became a wholly-owned subsidiary of the Issuer. As a result of that transaction, the following officers and/or directors of the Issuer acquired shares of the Issuer in the following amounts:

     Name of Director                         Number of
     or Executive Officer                    Shares Issued

     Brandon B. Lewis                            8,000

     John J. Poelman                           980,213

     C. Parker Garlitz*                        273,126
______________________
* C. Parker Garlitz served as President of the Company from December, 1996 to November, 1997 and as a Director from December, 1996 to June 17, 1998.


     On August 1, 1996 GMI entered into an exclusive marketing agreement with Profit Education Systems, Inc. ("PES"), a Wyoming corporation, whereby PES agreed to provide marketing services for GMI in return for 90% of the gross receipts from all GMI Internet training events. Such marketing services included the creation of sales and marketing materials and the conducting of Internet workshops for GMI.

     Effective October 1, 1997 GMI purchased all the assets and business interests of PES and agreed to assume all its liabilities. At October 1, 1997 PES was indebted to GMI in the amount of approximately $452,000, which amount was forgiven as part of the transaction. GMI assumed approximately $500,000 of outstanding payables of PES, and acquired assets consisting of approximately $250,000 which included pre-paid marketing costs, computers and miscellaneous office equipment, merchant account deposits, and other
miscellaneous inventory.   GMI also acquired PES employees and obtained all
PES created marketing programs and materials. The exclusive PES marketing agreement was cancelled, and all GMI marketing and workshop functions were assumed by GMI. John J. Poelman, President, Chief Executive Officer and a Director of the Issuer, was the sole stockholder of PES.

     In addition to its direct sales efforts, the Issuer utilizes the services of American Marketing Systems, Inc. ("AMS"), a Nevada corporation. AMS provides telemarketing services to its various clients, including Galaxy. It sells coaching (mentoring) services to Galaxy Mall merchants, and coaching services and Galaxy products to prospects who have not previously purchased Galaxy products. During the year ended December 31, 1997 Galaxy paid AMS $220,237, and during the six months ended June 30, 1998 Galaxy paid AMS $1,100,679 in sales commissions. John J. Poelman, President, Chief Executive Officer and a Director of the Issuer is a 30% shareholder of AMS.

      Galaxy utilizes the services of Electronic Commerce International, Inc. ("ECI"), a Utah corporation, which provides merchant accounts and leasing services to small businesses. ECI processes the financing of Galaxy merchants' storefront leases and also wholesales software to Galaxy used for on-line processing of credit card transactions. For the six months ended June 30, 1998 Galaxy paid ECI $115,622 for credit card processing software and $66,211 in lease processing fees. John J. Poelman, President, Chief Executive Officer and a Director of the Issuer is the sole stockholder of ECI.

               (2)  Transactions with others:

     Effective October 1, 1997 GMI acquired all the assets and assumed all the liabilities of CO-OP Business Services, Inc., a Utah corporation "(CO-
OP").   Commencing August 1, 1996 CO-OP became the exclusive customer service and computer programming provider to GMI customers and clients, and storefront merchants on The Galaxy Mall. At October 1, 1997 CO-OP had liabilities of approximately $85,000 which GMI assumed in exchange for CO-OP assets consisting of computers, office equipment and miscellaneous inventory having a value of approximately $65,000. The prior agreement of August 1, 1996 was terminated and GMI assumed all customer service and programming functions for merchants and clients of GMI and/or The Galaxy Mall. Vicki B. Poelman was the sole stockholder of CO-OP. She is the wife of John Jay Poelman, Company President, CEO and Director.

     Also effective October 1, 1997 Galaxy entered into a nonexclusive three year consulting and marketing agreement with Gary Cochran ("Cochran"), the husband of Sue Ann Cochran who owns approximately 12.1% of the Issuer's outstanding stock. Such consulting and marketing agreement requires Mr. Cochran to provide services to improve existing marketing programs of Galaxy, assist in developing brochures, advertisements and other marketing materials, training potential sales personnel and evaluating future business products, opportunities or strategies. Compensation payable to Mr. Cochran is $60,000 per year commencing January 1, 1998, and increasing 10% per year commencing the second year and subsequent years. The agreement is automatically renewable unless terminated prior thereto by consent of the parties. The Issuer further agrees to pay Cochran royalties in various amounts on its sales of Cochran created training and Internet educational materials.

     Effective May 1, 1998 Galaxy entered into a royalty and consulting agreement with Cochran in which Galaxy agrees to pay Cochran a royalty on Galaxy's sales of training manuals, audio tape presentations and related educational items on marketing techniques for the Internet user created by Cochran. Such items are designed to explain Internet banner advertising and are used by Galaxy to promote sales of its banner impressions, BannerWeb License, and BannerWeb Network. The term of the agreement is for three years, and is renewable yearly thereafter provided Galaxy continues to use or distribute such Cochran created materials. The agreement can be cancelled at any time upon consent of both parties.

     During the years ended December 31, 1996 and 1997, PES paid a total of $196,815 to Sue Ann Cochran, who owns in excess of 5% of the Issuer's outstanding securities. (See under caption "Security Ownership of Certain Beneficial Owners and Management", Part I, Item 4 of this Registration Statement.

Item 8.  Description of Securities.

     The Issuer is authorized to issue 25,000,000 shares of common stock of $.007 par value per share, of which 5,271,652 shares currently are outstanding. Each share is entitled to one vote on all matters on which shareholders are entitled to vote. Cumulative voting is not allowed. Holders of common stock share ratably in all dividends declared by the Issuer's board of directors out of funds legally available therefore, and share ratably in company assets available for distribution upon liquidation, dissolution or winding up of the company. Fully-paid shares are not liable to further calls or assessments, and holders of common stock are not liable for any liabilities of the company. The common stock has no preemptive or other subscription rights, conversion rights or redemption or sinking fund provisions.


                                  PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

          (a)  Market information.

     The Issuer's common stock is traded over-the-counter on the OTC Bulletin Board, stock symbol GLXY.

     The price range of high and low bid for the Issuer's common stock for the periods shown is set forth below:

          Period                        High      Low
     July 1 - September 30, 1998    $     .75   $2.125
     April 1 - June 30, 1998              .5625  2.375
     January 1 - March 31, 1998          2.50     .6875
     October 1 - December 31, 1997       3.00    1.375
     July 1 - September 30, 1997         3.875   1.50
     April 1 - June 30, 1997             5.25    3.00
     January 6 - March 31, 1997          6.00    2.50
     January 1 - January 5, 1997      Stock not traded - no quote available
     October 1 - December 31, 1996     "      "       "        "   "    "
     July 1 - September 30, 1996       "      "       "        "   "    "
     May 7 - June 30, 1996             "      "       "        "   "    "
     April 1 - May 6, 1996                .01     .01
     January 1 - March 31, 1996           .016    .01

     The source of the above market information has been obtained from Stock Cite, found on the Internet at http://www.stockcite.com. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

          (b)  Stockholders.

     As of October 30, 1998 there were approximately 170 shareholders of record of Galaxy common stock.

          (c)  Dividends.

     The Issuer has never declared a cash dividend.

     Article VIII, Section 2(e) of the Issuer's articles of incorporation authorizes the Board of Directors to determine whether any, and if so, what part, of the Issuer's earned surplus shall be paid in dividends to shareholders.

     Nevada Revised Statutes _78.288 limits the Issuer's ability to pay dividends on its common stock if any such dividend would render the company insolvent.

Item 2.  Legal Proceedings.

     On May 14, 1998 the Issuer initiated legal action against a competitor, certain of its officers and employees, and others, in the Third Judicial District Court of Salt Lake County, State of Utah in a proceeding entitled Galaxy Enterprises, Inc. vs. Cyberworks Institute, Inc., The Commercium, Inc., Scott Alexander, Marek Shon, Curtis Matsko, Adam Maher, and John Does I through XX, case number 980904883. In this action, the Issuer asserts claims of breach of contract, misappropriation of trade secrets, common law unfair competition, interference with contract and economic advantage, breach of duty of good faith and fair dealing, breach of fiduciary duty and common law duty of loyalty, and conspiracy. The case is still in the discovery stage and no trial date has yet been scheduled.

     On June 18, 1998 the Commonwealth of Kentucky filed an action against Galaxy Mall, Inc., a wholly-owned subsidiary of the Issuer, in a proceeding filed in the Fayette County Circuit Court entitled Commonwealth of Kentucky, ex rel. A.B. Chandler III, Attorney General, vs. Galaxy Mall, Inc., civil action number 98CI2257. The action alleges Galaxy Mall, Inc. offered for sale in Kentucky business opportunities without first registering with the Attorney General or posting a surety bond as required by Kentucky law. The suit seeks to enjoin Galaxy Mall, Inc. from further sales unless first registered, $2,000 civil penalty, and cancellation of any contracts made in Kentucky and return of funds to Kentucky purchasers. Galaxy Mall, Inc. has denied all allegations, and its attorneys anticipate immediate dismissal of the action.

Item 3.  Changes in and Disagreements with Accountants.

     The Issuer changed accountants for the year ended December 31, 1996. There have been no changes in or disagreements with accountants requiring disclosure.

Item 4.  Recent Sales of Unregistered Securities.

          During the period November 11, 1996 to December 2, 1996 the Issuer publicly offered 2,000,000 common shares at $.025 per share pursuant to Rule 504 under Regulation D, for a total public offering price of $50,000. Such offering was self-underwritten. A total of 1,130,000 shares were sold. Net proceeds were $1,757 following various expenses of the offering including legal, accounting and sales expenses.

     In December, 1996 the Company issued 16,300 common shares to 28 employees as a year-end stock bonus, All share certificates issued pursuant to this stock bonus bore an appropriate restrictive legend. The Issuer relied on an exemption from registration as provided by Section 4(2) of the Securities Act of 1933, as amended.

     On December 4, 1996 the Company issued a total of 3,600,000 common shares to 37 persons in exchange for their respective stockholdings in Galaxy Mall, Inc., thereby acquiring Galaxy Mall, Inc. as a wholly-owned subsidiary. All share certificates issued in this transaction bore an appropriate restrictive legend. The Issuer relied on an exemption from registration as provided by Section 4(2) of the Securities Act of 1933, as amended.

     On March 23, 1998 the Company issued to 35 persons pursuant to a qualified employee stock option plan a total of 626,000 stock options, 20% of which are exercisable on or after March 23, 1999, and 20% on the option grant anniversary each year thereafter, at an exercise price of $.75 per share. The Company relied on an exemption from registration as provided by Rule 701 under the Securities Act.

     On August 10, 1998 the Company issued to two members of its board of directors stock options for 10,000 common shares each at an exercise price of $1.375 per share. The option expires August 10, 2008 as to any options not exercised prior thereto. The Company relied on an exemption from registration as provided by Section 4(2) of the Securities Act of 1933, as amended.

Item 5.  Indemnification of Directors and Officers.

     The Nevada Revised Statutes concerning corporations, and the Issuer's articles of incorporation and bylaws, provide for indemnification of its officers, directors and others in most instances for any liability suffered by them or arising out of their activities as officers, directors, employees or agents of the Company if they were not engaged in intentional misconduct, fraud or knowing violation of the law.

     Specifically, NRS 78.7502 (1) and (2) grant discretionary authority on corporations to indemnify such persons under certain conditions, and (3) mandates indemnification of any such person who has successfully defended on the merits any action, suit or proceeding, or any claim, issue or matter therein, against expenses, including attorneys' fees, actually and reasonably
incurred in such defense.   NRS 78.751 provides that any discretionary
indemnification, unless ordered by a court, may be made only as authorized in the specific case upon a determination that indemnification of the officer, director, officer, employee or agent is proper in the circumstances, which determination must be made: (a) by the stockholders; (b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) if a majority of non-party directors directs, by independent legal counsel in a written opinion; or (d) if a quorum of non-party directors cannot be obtained, by independent legal counsel in a written opinion. Officer and director expenses incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as incurred and in advance of final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court that he is not entitled to be indemnified by the corporation. The Company's articles of incorporation and bylaws are essentially the same as the statutory provisions except that indemnification is not allowed for judgments, fines, excise taxes or penalties imposed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other excise taxes or penalties.


                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements

     (i)  Audited Financial Statements

          Consolidated Financial Statements for the
          Years Ended December 31, 1996 and
          December 31, 1997, and for the six month periods ended June 30, 1997 (unaudited) and
          June 30, 1998 (unaudited).

          Independent Auditors' Report

          Consolidated Balance Sheets

          Consolidated Statements of Operations

          Consolidated Statements of Stockholders'
          Equity

          Consolidated Statements of Cash Flows

          Notes to the Consolidated Financial
          Statements

                                 PART III

Item 1.  Index to Exhibits

     The following exhibits are filed as a part of this Registration
Statement:

Exhibit
Number    Description*

3.1       Articles of Incorporation of Issuer filed March 3, 1994

3.2       Amendment to Articles of Incorporation of Issuer dated October 30,
          1996

3.3       Amendment to Articles of Incorporation of Issuer dated December
          16, 1996

3.4       By-laws

10.1      Agreement dated December 4, 1996 with shareholders of Galaxy Mall,
          Inc.

10.2      Agreement with Profit Education Systems, Inc. dated October 1, 1997

10.3      Agreement with CO-OP Business Services, Inc. dated October 1, 1997.

10.4      Galaxy 1997 Employee Stock Option Plan

10.5      Galaxy Incentive Stock Option Agreement

10.6 Galaxy stock option for 10,000 shares granted to B. Ray Anderson, dated August 10, 1998

10.7 Galaxy stock option for 10,000 shares granted to Darral G. Clarke dated August 10, 1998

10.8      Consulting Agreement with Gary Cochran dated October 1, 1997

10.9      Royalty & Consulting Agreement with Gary Cochran dated May 1, 1998

21       Subsidiaries of the Issuer

27       Financial Data Schedule

     * Summaries of exhibits contained within this Registration Statement are modified in their entirety by reference to the actual exhibits.

                                SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              GALAXY ENTERPRISES, INC.

                              November 11, 1998
                              Date

                              By/s/John J. Poelman
                              John J. Poelman
                         President, Chief Executive Officer and Director

                         INDEPENDENT AUDITORS' REPORT


Board of Directors
Galaxy Enterprises, Inc.
Orem, Utah


We have audited the accompanying consolidated balance sheets of Galaxy Enterprises, Inc. and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended for Galaxy Enterprises, Inc. and the year ended December 31, 1997 and the period from inception (June 7, 1996) through December 31, 1996 for the Subsidiary. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Galaxy Enterprises, Inc. and Subsidiary as of December 31, 1997 and 1996, and the results of its consolidated operations and its cash flows for the years then ended for Galaxy Enterprises, Inc. and the year ended December 31, 1997 and the period from inception (June 7, 1996) through December 31, 1996 for the Subsidiary, in conformity with generally accepted accounting principles.

/s/Wisan Smith Racker & Prescott, LLP
Salt Lake City, Utah
April 29, 1998

                          GALAXY ENTERPRISES, INC.
                               AND SUBSIDIARY
                        CONSOLIDATED BALANCE SHEETS
                                     June 30,          December 31,
                                 1998      1997
                             (Unaudited)(Unaudited)  1997         1996
      ASSETS

CURRENT ASSETS
  Cash                       $ 116,106  $ 38,523   $  113,144  $  10,168
  Accounts receivable          393,980      -          41,109        -
  Accounts receivable -
    related entity                 -     105,515          -       87,787
  Prepaid expenses               5,859      -             -          -
  Employee advances                -        -           1,000        -
  Credit card reserves           1,472      -          46,789        -
TOTAL CURRENT ASSETS           517,417   144,038      202,042     97,955

EQUIPMENT                      131,975      -         121,702        -

OTHER ASSETS
  Deposits                      13,015    10,847       16,016        -
  Deferred charges              78,314   100,691       89,502    111,878
  Goodwill                     828,826      -         852,553        -
                               920,155   111,538      958,071    111,878

        TOTAL ASSETS        $1,569,547 $ 255,576   $1,281,815  $ 209,833

     LIABILITIES AND EQUITY

CURRENT LIABILITIES
  Accounts payable          $  608,554 $ 121,851   $  738,004  $     -
  Accounts payable -
   related entity                  -        -             -        1,219
  Accrued expenses             350,351      -         280,043        -
  Income taxes
   currently payable               -       3,287       27,636      1,109
  Unearned income                  -        -           6,872     87,787
     TOTAL CURRENT
         LIABILITIES           958,905   125,138    1,052,555     90,115

DEFERRED INCOME TAXES            7,100      -           7,100        -
NOTE PAYABLE                    15,000      -          15,000        -

STOCKHOLDERS' EQUITY
  Common stock, par value
   $.007 Authorized 25,000,000
   shares 5,271,652 and
   5,255,352 shares issued
   and outstanding,
   respectively                 36,901   36,787        36,901     36,787
Additional paid-in capital      78,279   78,279        78,279     78,279
Retained earnings              473,362   15,372        91,980      4,652
TOTAL STOCKHOLDERS'
              EQUITY           588,542  130,438       207,160    119,718
      TOTAL LIABILITIES
          AND EQUITY        $1,569,547 $255,576    $1,281,815  $ 209,833

                           GALAXY ENTERPRISES, INC.
                                AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                     Six Months Ended June 30, Year Ended December 31,
                         1998       1997
                     (Unaudited) (Unaudited)  1997      1996
REVENUE
  Sales             $ 6,168,018  $ 179,650  $2,495,096 $ 16,376
  Cost of sales       2,720,205     82,350   1,056,579        -
     GROSS PROFIT     3,447,813     97,300   1,438,517   16,376

OPERATING EXPENSES
  Selling             2,241,851     58,613     856,073        -
  General and
   administrative       520,304     13,493     305,215   10,615
  Depreciation           27,152      -           6,592        -
  Amortization           34,915     11,187      36,826        -
  Merger expenses         -          -         108,000        -
     TOTAL OPERATING
            EXPENSES  2,824,222     83,293   1,312,706   10,615

    OPERATING INCOME    623,591     14,007     125,811    5,761

OTHER (INCOME)
 EXPENSES
  Interest income         -          -             (31)       -
  Interest expense          780      -             433        -
TOTAL OTHER EXPENSES        780      -             402        -

  Income before income
  taxes                 622,811     14,007     125,409    5,761

  Income taxes          241,429      3,287      38,081    1,109

          NET INCOME $  381,382 $   10,720   $  87,328 $  4,652

NET INCOME PER SHARE   $  0.070 $    0.002   $     .02 $      -
Weighted average number
of shares outstanding 5,271,652  5,271,652   5,271,652  1,342,931

                           GALAXY ENTERPRISES, INC.
                                AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                               Additional
                             Common Stock        Paid in   Retained
                           Shares     Amount     Capital   Earnings
Balance, June 7, 1996         -     $    -     $    -     $   -

Common stock issued for
 cash at approximately
 $.007 per share         3,600,000     25,200       -         -

Common stock issued for
 stock of the Subsidiary
 at approximately $.052
 per share               1,713,209     11,992    77,874       -

Cancellation of
 treasury shares,
 reacquired at no cost     (57,857)      (405)      405       -

Net income for the
 period ended
 December 31, 1996            -          -          -       4,652

Balance, December 31,
 1996                    5,255,352     36,787    78,279     4,652

Common stock issued for
 bonuses at $.007 per
 share                      16,300        114       -         -

Net income for the year
 ended December 31, 1997      -          -          -      87,328

Balance, December 31,
 1997                    5,271,652  $  36,901  $ 78,279   $91,980

                           GALAXY ENTERPRISES, INC.
                                AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                      Six Months Ended June 30, Year Ended December 31,
                           1998        1997
                      (Unaudited) (Unaudited)     1997       1996
CASH FLOWS FROM
 OPERATING ACTIVITIES
  Net income           $ 381,382   $  10,720  $  87,328  $   4,652

  Adjustments to
   reconcile net income
   to net cash flows
   from (used by)
   operating activities:
   Depreciation           27,152        -         6,592        -
   Amortization           34,915      11,187     36,826        -

   Changes in operating
    assets and
    liabilities:
    Increase in credit
    card reserves         45,317        -       (46,789)       -
    Increase in accounts
    receivable          (352,871)       -       (41,109)       -
    Increase in employee
    advances               1,000        -        (1,000)       -
    Increase in prepaid
    expenses              (5,859)       -           -          -
    (Increase) decrease
    in accounts receivable
    - related entity         -        87,787     87,787    (87,787)
    Increase in notes
    receivable               -      (105,515)       -          -
    Increase in deposits   3,001     (10,847)   (16,015)       -
    Increase in deferred
    charges                  -          -           -     (111,878)
    Increase in goodwill     -          -      (867,004)       -
    Increase in accounts
    payable             (129,450)    121,851    738,004        -
    Increase (decrease)
    in accounts payable
    - related entity         -        (1,219)    (1,219)     1,219
    Increase in accrued
    expenses              70,308        -       280,043        -
    Increase in income
    taxes payable        (27,636)      2,178     26,527      1,109
    Increase (decrease)
    in unearned income    (6,872)    (87,787)   (80,915)    87,787
    Increase in deferred
    taxes                    -          -         7,100        -
Net cash flows from
(used by) operating
activities                40,387      28,355    216,156   (104,898)

CASH FLOWS FROM
INVESTING ACTIVITIES
  Purchase of equipment  (37,425)       -      (128,294)       -
Net cash used by
 investing activities    (37,425)       -      (128,294)       -

CASH FLOWS FROM
FINANCING ACTIVITIES
  Cash from notes payable    -          -        15,000        -
  Common stock issued for
  cash                       -          -          -        25,200
  Common stock issued in
   reorganization            -          -          -        89,866
  Common stock issued for
   bonuses                   -          -          114         -
Net cash flows from
financing activities         -          -       15,114     115,066

  NET INCREASE IN CASH
  AND CASH EQUIVALENTS     2,962      28,355   102,976      10,168

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR   113,144      10,168    10,168         -

CASH AND CASH EQUIVALENTS
        AT END OF YEAR $ 116,106   $  38,523  $113,144  $   10,168

                           GALAXY ENTERPRISES, INC.
                                AND SUBSIDIARY
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1997 and 1996


NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES
        Organization and Operating History
        The Company was incorporated in the State of Nevada on March 3, 1994 under the name of Cipher Voice, Inc. The Company was originally organized to engage in the research and development for the production of equipment related to computer hardware security. Initial capitalization consisted of $10,000 in cash from incorporators for 821,429 shares of common stock (all shares are post reverse split 1:7). In 1994 the Company received $100,059 as the net proceeds from a public stock offering; 404,571 shares of common stock were issued. During 1994 and 1995, 1,293,858 shares of common stock were reacquired, at no cost, and cancelled. Also, during 1994, 1995, and 1996, 651,067 shares of common stock were issued for service rendered. During 1996, the Company completed a public offering with net proceeds of $1,757; 1,130,000 shares of common stock were issued. The Company expended all of the capital raised in the 1994 initial public offering without completing the research and development necessary to produce the computer hardware desired. The Company was then considered to be a development stage company. On October 30, 1996 the Company changed its authorized capital to 25,000,000 shares of $.007 par value shares, by amending its articles of incorporation, following the authorization of a 1 for 7 reverse stock split.

        On December 4, 1996, the Company acquired all of the outstanding common stock of Galaxy Mall, Inc., (the Subsidiary) for 3,600,000 shares of the Company's common stock. For accounting purposes, the acquisition of the Subsidiary has been treated as an acquisition of the Company by the Subsidiary and as a recapitalization of the Subsidiary. The acquired company, the Subsidiary, is treated as the surviving entity for accounting purposes. The Subsidiary was formed on June 7, 1996 in the state of Wyoming. The Subsidiary is engaged in the field of Internet marketing, training and providing storefronts in an Internet shopping mall through seminars conducted throughout the United States.

        The Company changed its name to Galaxy Enterprises, Inc. by amending its articles of incorporation on December 16, 1996. Due to the operations conducted and revenues generated, the Company is no longer considered a development stage company.

        The Company purchased all of the assets of both Profit Education Systems, Inc. (PES) and CO-OP Business Services (CO-OP) on September 30, 1997. The Company agreed to assume the liabilities of PES and CO-OP in exchange for their assets. The liabilities assumed by the Company in excess of the assets acquired in these transactions produced goodwill for the Company in the amount of $867,004.

        Accounting Method
        The Company's financial statements are prepared using the accrual method of accounting and the Company has selected a December 31 year end.

        Net Income per Share
        The computation of net income per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

        Income Taxes
        Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred income taxes resulting from temporary differences between tax and accounting bases of assets.

        Reverse Stock Split
        In 1996 the Company's common stock was reverse split on a 1 share for 7 shares basis. All references to shares issued and outstanding have been restated to reflect the reverse stock split on a retroactive basis.

        Amortization
        Deferred charges are amortized using the straight-line method over five years for organization and startup costs. Goodwill is amortized using the straight-line method over fifteen years.

        Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Advertising and Promotion
        All costs associated with advertising and promoting the Company's goods and services, amounting to $524,055 and $0 in 1997 and 1996, respectively, are expensed in the year incurred.

        Principles of Consolidation
        The consolidated financial statements include those of Galaxy Enterprises, Inc. and its wholly-owned subsidiary, Galaxy Mall. All significant intercompany accounts and transactions have been eliminated.

NOTE 2 - EQUIPMENT
        Equipment as of December 31, 1997 and 1996 is detailed in the following summary:

                                          Accumulated       Net Book
        1997                     Costs    Depreciation        Value
Office furniture and computers  $128,294   $    6,592     $  121,702

                                          Accumulated       Net Book
        1996                     Costs    Depreciation        Value
Office furniture and computers  $      -   $    -         $    -

NOTE 3 - COMMITMENTS AND CONTINGENCIES
        Leases
        The Company leases certain of its equipment and corporate offices under long-term lease agreements expiring at various dates through 2002. Future aggregate minimum obligations under operating leases as of December 31, 1997, exclusive of taxes and insurance, are as follows:
                                                        Operating
                                                         Leases
        Year ending December 31,
          1998                                         $ 228,885
          1999                                           228,993
          2000                                           220,927
          2001                                           169,927
          2002                                            36,776

        Total                                          $ 885,508

                Rental expense under the operating lease agreements totaled approximately $83,000 for the year ended December 31, 1997.

NOTE 4 - DEFERRED CHARGES
        Deferred charges consist of the following:
                                             1997         1996

        Organization costs                $   7,955    $   7,955
        Startup costs                       103,923      103,923
                                            111,878      111,878
        Accumulated amortization            (22,376)       -

                                          $  89,502    $ 111,878

NOTE 5 - GOODWILL
        Goodwill is comprised of the following amounts, resulting from the purchase of assets from the corresponding entities:
                                             1997         1996

        Profit Education System (PES)     $ 793,394    $   -
        CO-OP Business Services (CO-OP)      73,610        -
                                            867,004        -
        Accumulated amortization            (14,451)       -

                                          $ 852,553    $   -

NOTE 6 - INCOME TAXES PAYABLE
        The Company accounts for income taxes using an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

       Income taxes payable as of December 31, 1997 and 1996 include income taxes currently payable and deferred income tax liabilities as detailed in the summary below:

                                             1997         1996

        Deferred income tax liability     $    7,100   $    -
        Deferred income tax asset              -            -
        Net deferred income tax liability      7,100        -

        Noncurrent deferred income tax
        liability                              7,100        -

        Current deferred income tax liability  -            -
        Current income tax liability          27,636        1,109

                                          $   27,636   $    1,109

        The deferred income tax liability results primarily from the use of accelerated methods of depreciation of property and equipment for income tax purposes.

        The components of income tax expense related to continuing operations are as follows:

                                             1997         1996

        Current                           $   30,981   $    1,109
        Deferred                               7,100         -

                                          $   38,081   $    1,109

        The Company's income tax expense differed from the statutory federal rate due to primarily state income taxes, surtax exemptions and taxes paid in conjunction with the purchases of PES and CO-OP.

NOTE 7 - NOTE PAYABLE
        The Company has a note payable to an individual at December 31, 1997. Interest is charged at 8.5%. The Company does not expect to make any principal payments on this note in 1998. The note payable balance at December 31, 1997 is $15,000.

NOTE 8 - STOCKHOLDERS' EQUITY
        The Company was initially capitalized with 25,000,000 shares of common stock authorized at $.001 per share. On October 30, 1996, the sole director of the Company approved a resolution for a reverse split of its common stock on a 1 share for 7 shares basis, and amended the Company's articles of incorporation returning the authorized capital to 25,000,000 shares at a par value of $.007 per share.

NOTE 9 - RELATED ENTITY TRANSACTIONS
        The Subsidiary had entered into an exclusive marketing agreement with Profit Education Systems, Inc. (PES), in which PES may act as the worldwide marketing agent for "storefronts" and advertising using the Subsidiary's principal product ("Galaxy Mall"). PES was wholly-owned by John J. Poelman, President, Chief Executive Officer and a Director of the Company.

        Through December 31, 1996, PES had agreed to pay all marketing, programming and set-up costs for the use of the Galaxy Mall without charging the Subsidiary for such costs. In return, the Subsidiary had agreed to pay PES, 90% of all amounts received from training and storefront leases that are marketed by PES prior to, or at introductory workshops conducted by PES. In addition, the Subsidiary was required to pay to PES 35% of all amounts received from commercial advertising sold on the Galaxy Mall and for various other services developed by the Subsidiary in connection with the Galaxy
Mall. An additional 35% of proceeds from storefront lease renewals and activations that were not prepaid were required to be paid as follows; 15% to PES and 20% to CO-OP Business Services (CO-OP), a company owned by Vicki B. Poelman, the wife of John J. Poelman, President, Chief Executive Officer and a Director of the Company. CO-OP had been paying the cost of programming and set up for Galaxy Mall activation. At December 31, 1996, PES owed the Subsidiary $87,787 for amounts PES received in the form of pre-paid storefront leases, which has been included in accounts receivable-related entity. Accordingly, the Subsidiary has also recorded pre-paid storefront leases as unearned revenue until such services are performed. Such receivable was subsequently collected in full.
        At December 31, 1996, the Company had expended substantially all of its capital resources in the research and development of computer security equipment. The Company had entered into a license agreement with Breakthrough Electronics, Inc. (BEI), a Nevada public corporation, whereby BEI had granted the Company an exclusive license to the use of BEI's Conus Code 2100 Encryptor in exchange for forty percent (40%) of the net profits to be received by the Company from the sale of the voice encryption-decryption electric device. In addition, BEI provided the Company with the methodology and technology in conjunction with the basic design of the anticipated final Company product. BEI has provided substantial amounts of these services, and has been paid the cumulative amount of $81,000 as of December 31, 1996. As of December 31, 1997, the Company offers no such product, and is no longer associated with BEI.

        As discussed in Note 1, on October 1, 1997, the Subsidiary purchased the assets and business interest of Profit Education Systems, Inc. (PES). Until such date, PES had been working under contract with the Subsidiary, providing marketing services for its Internet workshops. The purchase price of PES was equal to the obligations of PES which were assumed by the Subsidiary.

        Also discussed in Note 1, on October 1, 1997, the Subsidiary purchased the assets and business interests of CO-OP Business Services, Inc. (CO-OP). Until such date, CO-OP had been working under contract to the Subsidiary providing customer services to its merchants on the Galaxy Mall, an Internet shopping mall. The purchase price was equal to the obligations of CO-OP assumed by the Subsidiary.

        In addition to its direct sales efforts, the Company utilizes the services of American Marketing Systems, Inc. ( AMS ), a Nevada corporation. AMS provides telemarketing services to its various clients, including the Company. It sells coaching (mentoring) services to Galaxy Mall merchants, and coaching services and Company products to prospects who have not previously purchased Company products. During the year ended December 31, 1997 the Company paid AMS $220,237 in sales commissions. John J. Poelman, President, Chief Executive Officer and a Director of the Company is a 30% shareholder of AMS.

        The Company utilizes the services of Electronic Commerce International, Inc. ( ECI ), a Utah corporation, which provides merchant accounts and leasing services to small businesses. ECI processes the financing of Company merchants storefront leases and also wholesales software to the Company used for on-line processing of credit card transactions. John
J. Poelman, President, Chief Executive Officer and a Director of the Company is the sole stockholder of ECI.

NOTE 10 - MERGER EXPENSES
        On June 23, 1997, the Company entered into an agreement with Books Now, Inc. (Books) to purchase Books in a stock for stock exchange and to provide working capital for the implementation of Books business plan. The Company advanced $30,000 upon signing of the agreement and made additional advances from time to time so that the total advanced during the year was $108,000. No stock was exchanged between the companies.

        By December, 1997 it became clear that it was not in the best interest of the Company to continue this arrangement since Books needed significantly more cash than the Company had advanced to implement its business plan. A settlement was negotiated and the companies signed a mutual release of claims against each other. This caused the advances made by the Company to be worthless and they were written off accordingly. It did, however, protect the Company from any liability in the future for breach of contract or any other claim that may have been filed by Books.